1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

November 5, 2019

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Equity Series (the “Registrant”)

Files Nos. 333-164077; 811-22375

Dear Ms. Dubey:

You previously communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 81 (“PEA 81”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 83 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on August 30, 2019. PEA 81 was filed to register Institutional Class, Administrative Class, Class A and Class R shares of shares of PIMCO REALPATH® Blend 2060 Fund, a new series of the Registrant (the “Fund”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 81. All references to “Fund” refer only to the Fund, unless noted otherwise.

Prospectus

Comment 1: Footnote 2 to the fee table relates to the Fund’s interest expense. This footnote is neither permitted nor required by Form N-1A. Please move this information out of the summary prospectus. See General Instruction C(3)(b).

Response: The Registrant has reviewed this footnote in light of the Staff’s comment and has already consolidated interest expense-related footnotes into a single footnote per Fund fee table, consistent with the Staff comment provided to the 2016 annual update of the PIMCO Funds’ registration

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statement.1 However, the Registrant respectfully declines to delete this footnote in its entirety. The Registrant’s response, set forth below, is the same as the response provided to similar comments to several prior post-effective amendments of PIMCO-advised registrants.2

To the extent the Fund enters into certain investments, such as reverse repurchase agreements or short sales, the Fund incurs interest expense. Interest expense is required to be treated as an expense of the Fund for accounting purposes,3 but the amount of interest expense, if any, will vary from year to year with the Fund’s use of such investments as an investment strategy.

Unlike many other fund complexes, the Fund has a “unified fee” structure wherein the Fund pays two fixed fees to PIMCO in return for required services that PIMCO provides or arranges to provide for the Fund. This unified fee is comprised of the investment advisory fee and supervisory and administrative fee as described in the Fund’s statutory prospectuses and disclosed in the combined Management Fees line item of the fee table. Under the unified fee, PIMCO provides or procures advisory and supervisory and administrative services for shareholders and also bears the costs of various third-party services required by the Fund, including audit, custodial, portfolio accounting, legal, transfer agency and printing costs. As such, the unified fee structure is designed to be an “all-in” fee structure that pays for the fees and costs of all PIMCO and third-party provided services under more or less a fixed fee. Accordingly, the Registrant believes that investors have come to expect a total expense ratio from year to year that is generally fixed.

There are, however, certain expenses the Fund does bear that are not covered under the unified fee structure that may materially impact the total level of expenses that shareholders generally expect to pay under a unified fee structure. One of the few expenses not covered by the unified fee, and thus reflected in the “Other Expenses” line item of the fee table, is the Fund’s interest expense. As interest expense may vary, causing the Fund to disclose a different total expense ratio from year to year, the Registrant believes that failure to include an explanation for this variance may create investor confusion. The Registrant believes explanatory footnotes appropriately placed where they are most likely to be read by investors (i.e., immediately adjacent to the fee table and expense ratio) are helpful and informative for the average investor, not confusing or burdensome.

[1]

See, e.g., Letter from Adam T. Teufel to Amy Miller, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Funds’ Post-Effective Amendment No. 284, at comment 2 (Aug. 11, 2016).

[2]

See, e.g., Letter from Adam T. Teufel to Anu Dubey, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Funds’ Post-Effective Amendment No. 292, at comment 3 (Nov. 14, 2018).

[3]

See Fin. Accounting Standards Bd. Accounting Standards Codification 946-225-45-3 (requiring investment companies to report interest expense separately when calculating net assets for purposes of the fund’s statement of operations).

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The Registrant notes that the SEC, in adopting the summary prospectus amendments to Form N-1A, indicated that “[t]he fee table and example are designed to help investors understand the costs of investing in a fund and compare those costs with the costs of other funds” (emphasis added).4 The SEC further stated that the “prospectus summary section is intended to provide investors with streamlined disclosure of key mutual fund information at the front of the statutory prospectus, in a standardized order that facilitates comparisons across funds” (emphasis added).5 The Registrant agrees. The primary goal of a statutory prospectus summary section should be to provide clear, concise information to facilitate investor comparison of the Fund with other mutual funds. Without the current fee table footnotes describing the relevant Fund’s interest expense and its effect on the Fund’s expense ratio, the Registrant believes the Fund’s fee table would not adequately facilitate an investor comparison of the Fund’s costs against other mutual funds’ costs as investors will not have the context in which to accurately make such a comparison. Because the Fund has a unique unified fee structure as described above, what comprises “Other Expenses” for the Fund is likely very different from what comprises “Other Expenses” for other mutual funds. Therefore, the impact of “Other Expenses” on the Fund’s total expense ratio from year to year as compared to other mutual funds’ expense ratios is likely to be quite different. For example, because the Fund does not include any routine servicing or administrative expenses under “Other Expenses,” as such expenses are covered by the unified fee, any “Other Expenses” reflect non-routine activities such as interest expense accrued as a result of discretionary investment activities. Since the unified fee structure renders “Other Expenses” a non-routine line item for certain Funds, investors in the relevant Funds have reasonably come to expect that the total expense ratio of the relevant Funds is often the unified fee plus any share class-specific fixed expenses (such as 12b-1 fees). Thus, without the footnotes to explain the non-routine instances where the Fund needs to disclose “Other Expenses,” investors may not understand that the Fund operates under a unified fee structure, as they may mistakenly assume that such “Other Expenses” are expenses that are in fact covered by the unified fee. This is particularly true under the “summary prospectus” paradigm where the statutory prospectus is not required to be sent unless the investor requests it and detailed information about the unified fee structure is only included in the statutory prospectus. Accordingly, the Registrant believes an investor could be unaware of the Fund’s unified fee structure unless the Fund includes explanatory footnotes in the summary prospectus. The Registrant believes deleting these footnotes would cause its fee tables to fall short in meeting the SEC’s objective of providing clear, concise, standardized information to facilitate cost comparisons across different mutual funds because the Registrant’s unified fee structure is unique as compared to most other mutual funds.

[4]	Summary Prospectus Adopting Release at 31.

[5]	Id. at 16-17.

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Thus, as General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the [Fund] and prospective investors,” the Registrant believes it is “effective communication” within the meaning of the General Instruction to include a limited number of footnotes as part of the table to clearly communicate the nature and amount of the Funds’ interest expense, where applicable, including why interest expense is incurred and that interest expense may vary from year to year (i.e., that it is not a fixed fee or expense, like the other line items in a Fund’s fee table). The Registrant believes the failure to do so may result in investors not otherwise understanding why the Fund’s total expense ratio may differ, sometimes substantially, each year largely as a function of interest expense. Moreover, the inclusion of the interest expense footnotes, in addition to providing clarifying information to investors, does not lengthen the summary section of the statutory prospectus in any meaningful way or otherwise interfere with a concise, plain English presentation of material information to investors. To the contrary, the interest expense footnotes provide helpful, clarifying information for investors.

Comment 2: For footnote 4 in the fee table, confirm that the date to be inserted into the brackets will be at least one year from the effective date of the prospectus. Instruction 3(e) to Item 3 of Form N-1A.

Response: The Registrant confirms that the date through which the agreement is effective will be at least one year from the effective date of the forthcoming 485(b) filing.

Comment 3: Confirm that the contractual waiver referenced in footnote 4 in the fee table will be filed as an exhibit to the registration statement.

Response: The Registrant confirms that the applicable agreement will be filed as an exhibit to the Fund’s registration statement.

Comment 4: For footnote 4 in the fee table, disclose who can terminate the agreement. Instruction 3(e) to Item 3 of Form N-1A.

Response: The Registrant notes that under the terms of the Expense Limitation Agreement, only the Registrant may terminate the agreement prior to the then-current term of the agreement, and the current disclosure notes PIMCO’s ability to terminate the agreement and the circumstances under which PIMCO may terminate. In accordance with General Instruction (C)(1) of Form N-1A, as the agreement is beneficial to the Fund, the Registrant does not believe that disclosing its ability to terminate the agreement would be helpful to investors and could result in investor confusion. Accordingly, the Registrant respectfully declines to revise the relevant disclosure in connection with this comment.

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Comment 5: In footnote 4 to the fee table, disclose that recoupment is only permitted if when paying recoupment, the Fund does not exceed the expense limit in effect at the time of waiver or at the time of recoupment.

Response: Comment accepted. The disclosure has been revised as follows:

(3)    PIMCO has contractually agreed, through October 31, 2021, to waive a portion of the Fund’s supervisory and administrative fee, or reimburse the Fund, to the extent that the Fund’s organizational expenses, pro rata share of expenses related to obtaining or maintaining a Legal Entity Identifier and pro rata share of Trustee fees exceed 0.0049% (the “Expense Limit”) (calculated as a percentage of average daily net assets attributable to each class). This Expense Limitation Agreement will automatically renew for one-year terms unless PIMCO provides written notice to the Fund at least 30 days prior to the end of the then current term. In any month in which the investment advisory contract or supervision and administration agreement is in effect, ~~Under certain conditions,~~ PIMCO ~~may recoup amounts~~ is entitled to reimbursement by the Fund of any portion of the supervisory and administrative fee waived or reimbursed as set forth above (the “Reimbursement Amount”) ~~in future periods, not exceeding three years~~ during the previous thirty-six months from the time of the waiver, provided that such amount paid to PIMCO will not: 1) together with any organizational expenses, pro rata share of expenses related to obtaining or maintaining a Legal Entity Identifier and pro rata Trustee fees, exceed, for such month, the Expense Limit (or the amount of the expense limit in place at the time the amount being recouped was originally waived if lower than the Expense Limit); 2) exceed the total Reimbursement Amount; or 3) include any amounts previously reimbursed to PIMCO.

Comment 7: The Fund’s principal investment strategies state,

The Fund seeks to achieve its investment objective by investing under normal circumstances in a combination of affiliated and unaffiliated funds that are registered under the Investment Company Act of 1940, as amended (the “1940 Act”), equity securities, Fixed Income Instruments of varying maturities, or related derivatives on any of the preceding securities mentioned.

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Please disclose in the principal investment strategies the Fund’s market capitalization policy with respect to investments in equity securities, either directly or through investments in other funds. Please also disclose in the principal investment strategies the Fund’s policy with respect to the credit quality of Fixed Income Instruments in which the Fund invests, either directly or through investments in other funds.

Response: The Fund may gain exposure to equity securities of any market capitalization and to Fixed Income Instruments of any credit quality, in each case either directly or through investments in Acquired Funds, consistent with its asset allocations based on the Fund’s glide path. The foregoing sentence will be added to the Fund’s Principal Investment Strategies at the next opportunity to update the Principal Investment Strategies for all PIMCO REALPATH® Blend Funds with similar disclosure.

Comment 8: The Fund’s principal investment strategies include a glide path illustrating the Fund’s asset allocation among different asset classes. Please revise the Fund’s principal investment strategies to discuss in the text each of the asset classes named in the glide path (e.g., non-U.S. equities, high yield, real estate).

Response: The Fund may invest in various Acquired Funds, each of which makes investments in certain of the asset classes comprising the glide path by virtue of its respective investment objective and strategies. To the extent the Fund invests in a particular Acquired Fund, the Fund will gain exposure to the asset classes of that Acquired Fund’s investments. Accordingly, certain asset classes discussed in a Fund’s Principal Investment Strategies and Principal Risks are strategies and principal risks of the Fund due to its potential investment in Acquired Funds that invest in such asset classes. Since the Fund’s investment in Acquired Funds is prominently discussed in its Principal Investment Strategies, no changes to the disclosure have been made in response to this comment.

Comment 9: Please confirm whether the Fund’s principal investment strategies and risks should include disclosure regarding mortgage- and asset-backed securities.

Response: The Principal Investment Strategies prominently discloses the Fund’s ability to invest in Fixed Income Instruments, which is defined to include “mortgage-backed and other asset-backed securities.” Moreover, the Registrant respectfully notes that the Fund includes the following disclosure in its principal risks:

Mortgage-Related and Other Asset-Backed Securities Risk: the risks of investing in mortgage-related and other asset-backed securities, including interest rate risk, extension risk, prepayment risk and credit risk

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The Registrant has reviewed the Fund’s principal investment strategies and principal risks disclosure and respectfully submits that no additional disclosure regarding mortgage- and asset-backed securities is necessary.

Comment 10: With respect to the Fund’s Acquired Fund Risk disclose in the principal risks section, revise the risk disclosure to specifically note the two levels of expenses to which an investor in the Fund would be subject (i.e., Fund-level expenses and acquired fund-level expenses). The Staff acknowledges that such disclosure is included in the “Characteristics and Risks of Securities and Investment Techniques—Investment in Other Investment Companies.” In the Staff’s view, this disclosure should also be included in the summary prospectus.

Response: In consideration of the Staff’s comment, the Registrant has reviewed the risk disclosure and has determined not to incorporate revisions at this time. In the “Characteristics and Risks of Securities and Investment Techniques—Investment in Other Investment Companies” section, the Registrant discloses generally that “[a]s a shareholder of an investment company or other pooled vehicle, a Fund may indirectly bear investment advisory fees, supervisory and administrative fees, service fees and other fees which are in addition to the fees the Fund pays its service providers.” However, the Registrant confirms that investors in the Fund are generally not subject to two levels of fees due to the contractual waiver arrangements between the Fund and PIMCO. PIMCO has contractually agreed to waive the advisory fee and the supervisory and administrative fee (together, the “Management Fees”) it receives from the Fund in an amount equal to the expenses attributable to the Management Fees of Underlying PIMCO Funds indirectly incurred by the Fund in connection with its investments in Underlying PIMCO Funds, to the extent the Fund’s Management Fees are greater than or equal to the Management Fees of the Underlying PIMCO Funds. Accordingly, given the Fund’s fee waiver and the current disclosure in the statutory prospectus, the Registrant respectfully declines to add additional disclosure to the Fund’s summary prospectus.

Comment 11: Consider whether the expected discontinuation of LIBOR is a principal risk for the Fund. If so, please add relevant disclosure to the Fund’s principal risks. See Staff Statement on LIBOR Transition (July 12, 2019).

Response: The Registrant does not believe that the expected discontinuation of LIBOR is a principal risk of the Fund. However, the Registrant will add disclosure regarding the expected discontinuation of LIBOR to the Fund’s SAI, as follows:

Actions by governmental entities may also impact certain instruments in which a Fund invests. For example, certain instruments in which a Fund may invest rely in some fashion upon LIBOR. LIBOR is an average interest rate, determined by the ICE Benchmark Administration, that banks charge one another for the use of short-term money. The United Kingdom’s Financial Conduct Authority, which

Anu Dubey November 5, 2019 Page 8

regulates LIBOR, has announced plans to phase out the use of LIBOR by the end of 2021. There remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate, and any potential effects of the transition away from LIBOR on a Fund or on certain instruments in which a Fund invests are not known. The transition process may involve, among other things, increased volatility or illiquidity in markets for instruments that currently rely on LIBOR. The transition may also result in a reduction in the value of certain instruments held by a Fund or reduce the effectiveness of related Fund transactions such as hedges. Any such effects of the transition away from LIBOR, as well as other unforeseen effects could result in losses to the Fund.

Comment 12: Please confirm each Fund’s Principal Risks are discussed in the Fund’s Principal Investment Strategies. See ADI 2019-08, noting that “[t]he staff has observed principal risk disclosures that describe investments that are not discussed in the funds’ principal investment strategies.”

Response: The statement in ADI 2019-08 cited by the Staff gives an example of a situation in which a fund includes principal risk disclosure that discusses risks associated with below investment-grade securities where a fund does not expect to invest in below investment grade securities. The statement encourages funds to tailor their risk disclosure to the investments of the fund, with the implication being that the hypothetical fund in the example should remove the inapplicable risk disclosure.

Here, the Funds may invest in various Acquired Funds, including Underlying PIMCO Funds, each of which is subject to its own principal risks by virtue of its respective investment objective and strategies. To the extent a Fund invests in a particular Underlying PIMCO Fund, the Fund may be exposed to the principal risks of that Underlying PIMCO Fund. Accordingly, the Registrant confirms that certain risks included in a Fund’s Principal Risks are principal risks of the Fund due to its potential investment in Underlying PIMCO Funds that are subject to such risks. Because each Fund’s investment in Underlying PIMCO Funds is prominently discussed in its Principal Investment Strategies, no changes to the disclosure have been made in response to this comment.

Comment 13: The “Sales at Net Asset Value” section includes the following disclosure:

In addition to the programs summarized above, the Fund may sell its Class A shares at NAV without an initial sales charge to certain types of accounts or account holders, including: individuals or accounts having certain relationships with the Trust, certain of its affiliates, PIMCO Equity Series, certain broker-dealers or the Distributor; individuals purchasing shares through certain types of omnibus or wrap accounts; investors engaging in certain transactions related to IRAs or

Anu Dubey November 5, 2019 Page 9

other qualified retirement plan accounts; investors making certain purchases following the announcement of a Fund or share class liquidation or following certain share class conversions; and any other person for which the Distributor determines that there will be minimal cost borne by the Distributor associated with the sale.

and the “Reductions and Waivers of Initial Sales Charges and CDSCs” section includes the following disclosure:

CDSCs on Class A and Class C shares may be reduced or waived in certain circumstances, including for: redemptions in connection with certain distributions, withdrawals or returns of excess contributions from or exchanges to certain retirement plan accounts or IRAs; certain redemptions following death or disability; certain redemptions of shares subject to an Automatic Withdrawal Plan; redemptions by individuals having certain relationships with the Trust, certain of its affiliates, PIMCO Equity Series or the Distributor; redemptions effected by a Fund as a result of an account not satisfying applicable minimum account size requirements; redemptions in connection with certain reorganizations and liquidations; redemptions by certain shareholders demonstrating hardship, as determined in the sole discretion of the Trust; certain intra-fund exchanges of Class A shares for Institutional Class shares; redemptions by a shareholder who is a participant making periodic purchases of not less than $50 through certain employer sponsored savings plans that are clients of a financial firm with which the Distributor has an agreement with respect to such purchases; and certain redemptions effected by fiduciaries who have purchased shares for certain accounts.

Item 12(a)(2) of Form N-1A has two requirements: (1) that the Registrant briefly describe any arrangements that result in breakpoints or eliminations of sales loads; and (2) that the Registrant identify each class of individuals or transactions to which such arrangements apply. In the Staff’s view, the following language does not sufficiently identify the applicable class of individuals, because the disclosure is too vague:

Sales at Net Asset Value:

(a)        “individuals or accounts having certain relationships with the Trust, certain of its affiliates, PIMCO Equity Series, certain broker-dealers or the Distributor;”

(b)        “individuals purchasing shares through certain types of…omnibus accounts;” and

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Reductions and Waivers of Initial Sales Charges and CDSCs:

(c)        “redemptions by individuals having certain relationships with the Trust, certain of its affiliates, PIMCO Equity Series or the Distributor;”

(d)        “certain redemptions effected by fiduciaries who have purchased shares for certain accounts”

Please revise the disclosure to add specificity as to the class of individuals or transactions that qualify for each of these waiver categories.

Response: Comment accepted. The Registrant will revise the “Sales at Net Asset Value” disclosure as follows:

In addition to the programs summarized above, the Fund may sell its Class A shares at NAV without an initial sales charge to certain types of accounts or account holders, including: current or former Trustees, officers and employees of the Trust or PIMCO Equity Series, and directors, officers and current or former employees of the Distributor, PIMCO, or certain of PIMCO’s affiliates if the account was established while employed ~~individuals or accounts having certain relationships with the Trust, certain of its affiliates, PIMCO Equity Series, certain broker-dealers or the Distributor~~; ~~individuals purchasing shares~~ purchases through wrap accounts or certain types of group omnibus plans sponsored by employers, professional or charitable organizations ~~or wrap accounts~~; investors engaging in certain transactions related to IRAs or other qualified retirement plan accounts; investors making certain purchases following the announcement of a Fund or share class liquidation or following certain share class conversions; and any other person for which the Distributor determines that there will be minimal cost borne by the Distributor associated with the sale.

The Registrant will also revise the “Reductions and Waivers of Initial Sales Charges and CDSCs” disclosure as follows:

CDSCs on Class A and Class C shares may be reduced or waived in certain circumstances, including for: redemptions in connection with certain distributions, withdrawals or returns of excess contributions from or exchanges to certain retirement plan accounts or IRAs; certain redemptions following death or disability; certain redemptions of shares subject to an Automatic Withdrawal Plan; redemptions by current or former Trustees, officers and employees of the Trust or PIMCO Equity Series, and by directors, officers and current or

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former employees of the Distributor, PIMCO, or certain of PIMCO’s affiliates if the account was established while employed ~~individuals having certain relationships with the Trust, certain of its affiliates, PIMCO Equity Series or the Distributor~~; redemptions effected by the Acquiring Fund as a result of an account not satisfying applicable minimum account size requirements; redemptions in connection with certain reorganizations and liquidations; redemptions by certain shareholders demonstrating hardship, as determined in the sole discretion of the Trust; certain intra-fund exchanges of Class A shares for Institutional Class shares; redemptions by a shareholder who is a participant making periodic purchases of not less than $50 through certain employer sponsored savings plans that are clients of a financial firm with which the Distributor has an agreement with respect to such purchases; and ~~certain~~ redemptions effected by trustees or other fiduciaries who have purchased shares for certain employer-sponsored plans ~~accounts~~.

Item 12(a)(2) requires that the Fund “briefly describe any arrangements that result in breakpoints in, or elimination of, sales loads” (emphasis added) and “[i]dentify each class of individuals or transactions to which the arrangements apply and state each different breakpoint as a percentage of both the offering price and the net amount invested.” In adopting this disclosure requirement, the SEC stressed the importance of brevity in disclosing this information, stating that “disclosure regarding breakpoints [and waivers] be brief in order to avoid overwhelming investors with excessively detailed information” and that this form requirement “strike[s] an appropriate balance between providing enhanced disclosure regarding breakpoint discounts [and waivers] and not overwhelming investors with information.”6 The Registrant believes that its disclosure, as revised, is appropriately responsive to this disclosure requirement by describing the individuals and transactions to which the listed sales load waivers apply and listing each applicable waiver for front-end sales loads. The Registrant’s disclosure in this regard is informed by the SEC’s intent in requiring this information be briefly described.

Comment 14: In the first sentence of the Characteristics and Risks of Securities and Investment Techniques—Temporary Defensive Positions section, replace or add to “when PIMCO deems it appropriate to do so” with “in attempting to respond to adverse market, economic, political, or other conditions.” See Instruction 6 to Item 9(b)(1) of Form N-1A.

Response: In response to the Staff’s comment, Registrant will revise the disclosure as follows: “For temporary defensive purposes, the Fund may invest without limit in U.S. debt securities, including taxable securities and short-term money market securities in attempting to respond to adverse market, economic, political, or other conditions, as determined by PIMCO~~, when PIMCO deems it appropriate to do so~~.”

[6]	See Disclosure of Breakpoint Discounts by Mutual Funds, Inv. Co. Rel. No. 26464 (June 14, 2004).

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Statement of Additional Information

Comment 15: Item 14(a)(3)(iii) of Form N-1A requires disclosure on the cover of the SAI of information incorporated by reference into the SAI. Please add such disclosure as applicable.

Response: Comment accepted. The required disclosure will be reinserted in the 485(b) filing.

Comment 16: As required by Rule 423 under the 1933 Act, please confirm that the date on the SAI cover will be approximately the date that the amended SAI will become effective without reference to an earlier date “as supplemented.” See General Instruction C(3)(e).

Response: The Registrant acknowledges the Staff’s request to date the SAI as of the date the SAI will become effective. The sole purpose of PEA 81 was to register the Fund, a new series of the Registrant. In lieu of creating a standalone SAI solely for one new Fund, the Registrant updated the existing multi-series SAI for the Fund, dated October 31, 2018, to add the new series. The definitive post-effective amendment for this purpose will be filed on or about November 13, 2019 (“485(b) PEA”). The SAI in 485(b) PEA will be dated “October 31, 2019 (as supplemented November 13, 2019).” Just as in PEA 81, the SAI in 485(b) PEA will include a number of other series of the Registrant in addition to the sole new Fund, and PEA 81 was, and 485(b) PEA will be, filed under the new Fund identifier only, not all of the other series and classes that were included in the SAI within each of PEA 81 and 485(b) PEA. This was done for administrative convenience in recognition of the fact that the Registrant always intended to offer the new Fund, together with other series of the Registrant, in the existing October 31, 2019 SAI, not in a new standalone SAI dated November 13, 2019.

An alternative approach would have been to draft and file a new standalone SAI solely for the new Fund, via a post-effective amendment dated November 13, 2019, and immediately supersede that filing with a 497 filing incorporating the newly effective Fund within the existing October 31, 2019 SAI with a dating convention of “October 31, 2019 (as supplemented November 13, 2019).” In other words, the Registrant could create two different SAIs, one of which would be used solely for PEA 81 and then discarded, the other used for a subsequent 497 filing and actual delivery to shareholders. We respectfully assert that such alternative approach would have created substantial administrative burdens and costs for no discernible benefit, solely to ensure that the SAI within PEA 81 was dated in technical conformance with Rule 423. For these reasons, we respectfully assert that the dating convention used in PEA 81 was appropriate as is.

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Comment 17: Please update the SAI as appropriate to remove references to the PIMCO EqS® Long/Short Fund following the Fund’s merger.

Response: The Registrant confirms that, if shareholders approve the reorganization of the PIMCO EqS® Long/Short Fund with and into the PIMCO RAE Worldwide Long/Short PLUS Fund, the Registrant will remove references to the PIMCO EqS® Long/Short Fund from the SAI when it is appropriate to do so following completion of the merger.

Comment 18: The “Investment Restrictions—Non-Fundamental Investment Restrictions” section of the SAI states, in relevant part:

The Funds interpret their policy with respect to concentration in a particular industry under Fundamental Investment Restriction 1, above, to apply to direct investments in the securities of issuers in a particular industry, and to any other investments, such as certain derivatives, that my properly be assigned to a particular industry, as defined by the Trust.

Please delete the word “certain” to clarify that all derivatives (except derivatives on U.S. government securities or tax-exempt municipal bonds), not just certain derivatives, count toward an industry for purposes of determining compliance with concentration policies. The Staff acknowledges that the Registrant has previously responded to this comment by noting that certain derivatives cannot be properly assigned to an industry, for example, total return swaps on an index constituting issuers from a variety of industries. Please provide additional examples of derivatives that, in the Registrant’s view, may not be properly assigned to an industry.

Response: In the Registrant’s view, non-security-based swaps/swaptions (i.e., swaps or swaptions based on an index, an interest rate, volatility, or commodities) and index options are additional examples of derivatives that may not be properly assigned to an industry. As with total return swaps on an index, such instruments may constitute issuers from a variety of industries, and therefore cannot be properly assigned to a particular industry.

Comment 19: The “Investment Restrictions—Non-Fundamental Investment Restrictions” section of the SAI states, in relevant part:

With respect to investments in Underlying PIMCO Funds by the PIMCO REALPATH® Blend Funds, the Trust takes the position that investments in Underlying PIMCO Funds are not considered an investment in a particular industry, and portfolio securities held by an Underlying PIMCO Fund in which these Funds may invest are not considered to be securities purchased by these Funds for purposes of the Trust’s policy on concentration.

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Please revise the disclosure to note that the Funds of Funds consider the portfolio holdings of all underlying funds in which the Funds of Funds invest for purposes of the Funds of Funds’ concentration policies.

Response: The Registrant respectfully declines to make the change requested by the Staff at this time. The Funds of Funds disclose that they do not treat Underlying PIMCO Funds as a particular industry for purposes of their concentration policy. We believe this approach is consistent with prior SEC guidance.7 Specifically, the SEC’s Guide 19 stated “[a] registrant . . . may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.” As we believe the Registrant’s position is reasonable, and therefore consistent with SEC guidance on industry classification, we believe the disclosure is appropriate as is. To the extent a Fund of Funds makes direct investments in securities and instruments not issued by other investment companies, the Fund of Funds will consider the industries to which such direct investments belong for purposes of applying the Fund of Funds’ concentration policy. Also, to the extent an Underlying PIMCO Fund has adopted a policy to concentrate in a particular industry (e.g., the PIMCO Preferred and Capital Securities Fund), the Fund of Funds will take such policy into account to the extent they invest in such Underlying PIMCO Fund. By taking into consideration such concentration policies, the Funds effectively “consider” the holdings of such Underlying PIMCO Funds. However, the Funds of Funds do not look through to the holdings of Underlying PIMCO Funds for purposes of the Funds of Funds’ concentration policy.

Comment 20: Include the sub-adviser’s fee rate for each Fund in addition to the adviser’s fee rates set forth in the Advisory Fee Rates table. See Item 19(a)(3) of Form N-1A, which requires disclosure of “the method of calculating the advisory fee payable by the Fund.”

Response: In consideration of the Staff’s comment, the Registrant has reviewed the Advisory Fee Rates table and has determined not to incorporate revisions at this time. Item 19(a)(3) of Form N-1A requires the disclosure of “the advisory fee payable by the Fund.” As disclosed in the SAI, the sub-adviser is paid by PIMCO, thus such fees are not payable by the Fund.

*****

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

[7]	Registration Form Used by Open-End Management Investment Companies, SEC Rel. No. IC-13436 at Guide 19 (Aug. 12, 1983) (“Guide 19”).

Anu Dubey November 5, 2019 Page 15

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:        Ryan G. Leshaw, Pacific Investment Management Company LLC

Stephen Forster, Pacific Investment Management Company LLC

Douglas P. Dick, Dechert LLP